UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Stephen Gillette
Renaud Bonnet	Daniel Mitz
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 17, 2008, Wavecom (the “Company” or “Wavecom”) issued the following press release and the following news article appeared on the Reuters wire service.

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.

Media Information

Wavecom awarded trophy for excellence in Corporate Governance from EthiFinance “Les Etoiles”

Award given by sustainable investors

Issy-les-Moulineaux (France) – October 17, 2008 – Wavecom S.A. received the distinction of being awarded the 2008 trophy for excellence in Corporate Governance from EthiFinance an independent extra-financial research agency dedicated to the Corporate Social Responsibility (CSR) assessment required by Socially Responsible investors (SRI).

Wavecom was among five winners of this year’s “Etoile” categories including: Human Resource Management, Corporate Governance, Environmental Management, Global Performance and Most Promising.

Michel Alard, Wavecom President accepted the honor at a ceremony held on October 14 stating, “Receiving an award is always gratifying and this one comes at a critical time in the life of our company when Wavecom relies more than ever on the wisdom, advice and experience of its Board of Directors to ensure the best interest of all company stakeholders.”

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

About EthiFinance

Founded in 2004 EthiFinance is an independent extra-financial research agency dedicated to the Corporate Social Responsibility (CSR) assessment required by Social Responsible investors (SRI). Its research methodology and rating systems have been developed over the last five years to deliver the most relevant approach to non financial risk management within the small & midcaps segment market in Europe. It also provides – on demand – extra financial benchmarks of companies within a sector

www.ethifinance.com

Wavecom Contact Lisa Ann Sanders Director Investor Relations Tel: +33(0) 1 46 29 41 81 E-mail: lisaann.sanders@wavecom.com	EthiFinance Emmanuel de La Ville Managing Director Tel : +33(0) 1 39 62 13 22 email:emmanuel.delaville@ethifinance.com

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.

This press release contains forward-looking statements that relate to the Company’s future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the Company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the Company’s products, the Company’s reliance on a single contract manufacturer in China for all production requirements, an unanticipated decrease in orders from one of the Company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, dependence on third parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the Company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company’s reports on file with the Securities and Exchange Commission could cause the Company to fail to achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

Wavecom says new Gemalto bid “in right direction”

17 October 2008

10:12 GMT

PARIS, Oct 17 (Reuters) - Gemalto’s raised offer to bondholders of French wireless technology group Wavecom was a “step in the right direction”, a Wavecom spokesman said on Friday.

Smart-card maker Gemalto on Thursday raised the convertible bond offer in its takeover bid for Wavecom to 31.30 euros ($42.16) from 20 euros previously but left its 7 euro offer for ordinary shares unchanged.

“We consider this increased offer to be a step in the right direction,” said a Wavecom spokesman.

Gemalto’s chief executive, Olivier Piou, told Reuters last week that he did not intend to raise the offer, which was rejected by the target’s board as too low.

The group’s offer for Wavecom is conditional on acceptance by shareholders representing 50.01 percent of all company stock. No one at Gemalto was available for comment.

At 0956 GMT, Gemalto shares were up 2.3 percent at 27.4 euros, and Wavecom shares were up 2.4 percent at 6.4 euros.

(Reporting by Vanessa Walters, editing by Will Waterman)

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.